1-14944

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

Mad Catz Interactive, Inc.
(Translation of registrant's name into English)

141 Adelaide Street West, Suite 400, Toronto, Ontario, Canada M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No √

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Contact:
Morris Perlis
GTR Group Inc.
905-799-4700
mperlis@gtrgroup.com

Peter T. Casey
Adam Friedman Associates
212-981-2529 x14
peter@adam-friedman.com

FOR IMMEDIATE RELEASE:

Mad Catz Interactive to Begin Trading Under Stock Symbol MCZ

Toronto—September 10, 2001 – Mad Catz Interactive, Inc., formerly GTR Group Inc. (TSE: MCZ, AMEX: MCZ), a leading manufacturer of video game accessories, today announced that the stock exchange symbol for both its Toronto Stock Exchange (TSE) and American Stock Exchange (AMEX) listings would now be MCZ at the beginning of trading on Tuesday, September 11, 2001. Previously the Company traded under the symbols GTR and GIG respectively.

The change comes on the heels of the previously announced decision to change the Company's name to Mad Catz Interactive, Inc.

About Mad Catz Interactive, Inc.
Mad Catz Interactive, Inc., (www.madcatz.com), designs, develops, manufactures and markets a full range of accessories for video game consoles and PC gaming systems. Mad Catz is a worldwide leader of innovative peripherals in the interactive entertainment industry. Headquartered in San Diego, California, Mad Catz has offices in the U.S. and Asia, as well as distributors in the U.S., Canada, Europe and Australia.

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mad Catz Interactive, Inc.
(Registrant)

Date: March 20, 2002

By: Geoffrey Myers
(Signature)*
Geofrey Myers
Secretary

*Print the name and title of the signing officer under this signature.